Exhibit 99.1

Sapiens Partners with Addresscloud to Enhance Insurers’ Geographic Risk Insights

The partnership empowers insurers with enhanced risk evaluation and underwriting decisions

Uxbridge, UK, September 4, 2024 —Sapiens International Corporation, (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, announced today a partnership with Addresscloud, a cloud-based location intelligence provider, to empower insurers with enhanced capabilities to understand geographic risk and make more informed underwriting decisions with access to global geospatial datasets.

The partnership offers several key benefits, including accurate geocoding, which ensures precise location data for every insured property and minimises errors in risk assessment and claims processing. Insurers will also gain access to comprehensive property data, providing detailed information about insured properties, including their proximity to hazards and other relevant factors, thereby empowering thorough risk evaluation.

The collaboration also enhances accumulation management by analysing geographic concentrations of risk, mitigating potential losses, and optimising risk distribution strategies across portfolios. By integrating Addresscloud’s precise geolocation services and advanced mapping capabilities with Sapiens’ core P&C products, the partnership offers insurers a stronger, more comprehensive solution. This powerful combination enables deeper insights, more informed decision making, streamlined workflows, and improved data accuracy, ultimately delivering a superior user experience.  The use of peril scores allows for the assessment of the likelihood and severity of various perils, such as flood, wind, fire, and subsidence, leading to better-informed underwriting decisions and pricing strategies. Subsidence refers to the gradual sinking or settling of the ground’s surface with minimal horizontal motion.

“We’re excited to announce our partnership with Sapiens, as it marks a significant step forward in transforming how insurers access and utilise location intelligence,” said Mark Varley, CEO of Addresscloud. “Sapiens’ commitment to providing world-class technology solutions aligns perfectly with our mission. By integrating our services, insurers can now seamlessly incorporate precise address matching, geocoding services, and comprehensive property and peril information into their workflows, enhancing their competitive edge in the market.”

“Our collaboration with Addresscloud underscores our dedication to delivering innovative solutions that drive the insurance industry forward,” said Alex Zukerman, Sapiens Chief Strategy Officer. “Sapiens provides a robust suite of advanced analytics and data integration capabilities, enabling insurers to gain unparalleled insights into geographic risks. By leveraging our comprehensive software solutions, insurers can achieve greater accuracy in risk assessment and pricing, ultimately leading to more effective risk management and improved profitability.”

www.sapiens.com

About Addresscloud

Founded in 2015, Addresscloud is a geospatial platform that helps insurers enhance underwriting with precise address-level data and risk assessments. Using advanced cloud technology, it delivers fast, scalable, and accurate location intelligence through APIs, allowing insurers to make better decisions. Addresscloud’s services support key functions like address capture, risk analysis, and accumulation management, integrating smoothly into insurance workflows. The platform powers underwriting journeys globally, streamlining operations, and improving pricing accuracy while ensuring high uptime and performance reliability.

For more information, visit Addresscloud

About Sapiens

Sapiens International Corporation (NASDAQ and TASE: SPNS) is a global leader in intelligent insurance software solutions. With Sapiens’ robust platform, customer-driven partnerships, and rich ecosystem, insurers are empowered to future-proof their organizations with operational excellence in a rapidly changing marketplace. We help insurers harness the power of AI and advanced automation to support core solutions for property and casualty, workers’ compensation, and life insurance, including reinsurance, financial & compliance, data & analytics, digital, and decision management. Sapiens boasts a longtime global presence, serving over 600 customers in more than 30 countries with its innovative SaaS offerings. Recognized by industry experts and selected for the Microsoft Top 100 Partner program, Sapiens is committed to partnering with our customers for their entire transformation journey and is continuously innovating to ensure their success. Visit our website at www.sapiens.com

Investor and Media Contacts

Sapiens:

Yaffa Cohen-Ifrah

Sapiens Chief Marketing Officer and Head of Investor Relations

Mobile: +1 917 533 4782
Email: Yaffa.cohen-ifrah@sapiens.com

Addresscloud:

Kirsty Plank, Full Circle Communications

Mobile: 07799178687

Email: kplank@fullcirclecomms.co.uk

www.sapiens.com

Forward Looking Statements

Certain matters discussed in this press release that are incorporated herein and therein by reference are forward-looking statements within the meaning of Section 27A of the Securities Act, Section 21E of the Exchange Act and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, that are based on our beliefs, assumptions and expectations, as well as information currently available to us. Such forward-looking statements may be identified by the use of the words “anticipate,” “believe,” “estimate,” “expect,” “may,” “will,” “plan” and similar expressions. Such statements reflect our current views with respect to future events and are subject to certain risks and uncertainties. There are important factors that could cause our actual results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to:  the degree of our success in our plans to leverage our global footprint to grow our sales; the degree of our success in integrating the companies that we have acquired through the implementation of our M&A growth strategy; the lengthy development cycles for our solutions, which may frustrate our ability to realize revenues and/or profits from our potential new solutions; our lengthy and complex sales cycles, which do not always result in the realization of revenues; the degree of our success in retaining our existing customers or competing effectively for greater market share; the global macroeconomic environment, including headwinds caused by inflation, relatively high interest rates, potentially unfavorable currency exchange rate movements, and uncertain economic conditions, and their impact on our revenues, profitability and cash flows; difficulties in successfully planning and managing changes in the size of our operations; the frequency of the long-term, large, complex projects that we perform that involve complex estimates of project costs and profit margins, which sometimes change mid-stream; the challenges and potential liability that heightened privacy laws and regulations pose to our business; occasional disputes with clients, which may adversely impact our results of operations and our reputation; various intellectual property issues related to our business; potential unanticipated product vulnerabilities or cybersecurity breaches of our or our customers’ systems; risks related to the insurance industry in which our clients operate; risks associated with our global sales and operations, such as changes in regulatory requirements, wide-spread viruses and epidemics like the coronavirus epidemic,  and fluctuations in currency exchange rates; and risks related to our principal location in Israel and our status as a Cayman Islands company.

While we believe such forward-looking statements are based on reasonable assumptions, should one or more of the underlying assumptions prove incorrect, or these risks or uncertainties materialize, our actual results may differ materially from those expressed or implied by the forward-looking statements. Please read the risks discussed under the heading “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2023, to be filed in the near future, in order to review conditions that we believe could cause actual results to differ materially from those contemplated by the forward-looking statements. You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason, to conform these statements to actual results or to changes in our expectations.

www.sapiens.com

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